Exhibit 99.2

Ellomay Capital Announces the Appointment of Yaniv Friedman as Head of Business Development &
Strategy & Deputy CEO

Tel-Aviv, Israel, June 29, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced the appointment of Yaniv Friedman as Head of Business Development & Strategy & Deputy CEO.

Mr. Friedman has 15 years of business development, M&A and corporate strategy experience, primarily in the energy and infrastructure sectors. Prior to joining Ellomay Mr. Friedman was the EVP of Strategy & Business Development at Delek Drilling and Avner Oil & Gas (part of the Delek Group), one of the largest energy companies in Israel, where he led complex transactions and projects and was also the Managing Director of Delek's Block 12 project in Cyprus. Mr. Friedman has vast international experience having worked in companies in the energy and infrastructure sector outside of Israel where he was responsible for M&A, project management, business development, corporate and project financing and corporate strategy. Mr. Friedman also worked at a global leading law firm in NY, Weil, Gotshal & Manges, as well as in Gornitzky & Co. in Israel, clerked at the Israeli Supreme Court and holds a law degree from the Tel Aviv University.

“We are excited with this new addition to our senior team”, said Mr. Ran Fridrich, CEO and Board member of Ellomay. “Yaniv has a diverse and deep knowledge of the energy and infrastructure sectors and brings significant local and international experience to Ellomay in his position as head of business development and Deputy CEO".

“I see Ellomay as a unique platform with great potential", added Mr. Yaniv Friedman. "Ellomay established itself in recent years as an emerging player in the energy sector, both in Europe and in Israel, with a balanced portfolio of assets, strong balance sheet and cash flows. I am excited to join the team and participate in its next phase of growth. These are very interesting times in the Israeli and global energy, power and infrastructure markets and I believe Ellomay is well positioned to take advantage of these changes and to grow its current portfolio and business”.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and
•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com